A NEW ADVERTISING TECHNOLOGY CHANNEL

"DRIVE DISTRIBUTION AND PERFORMANCE OF YOUR BEST DIGITAL CONTENT"

Microsoft for Startups

RAD

› THE PROBLEM ‹

ONLINE ADVERTISERS WASTE OVER $75 BILLION A YEAR ON INEFFECTIVE DIGITAL MARKETING CAMPAIGNS

WHAT IS RAD?

A MARKETING PLATFORM THAT PROVIDES ADVERTISER CONTENT FOR BRANDS TO SHARE

HOW BRANDS USE RAD



9 Tricks to Help You Start Working Out and Actually Stick to It
CPM: $1.98
POST ON FACEBOOK
Hear Me Out: Netflix's "Red Sea Diving Resort" Isn't Worth It
US $0.60
POST ON FACEBOOK
LatinX Artists Are Dominating the 2019 VMAs
CPM: $2.75
POST ON FACEBOOK
Trump names Maguire acting director of national intelligence; Deputy Gordon resigns

ADVERTISERS PROVIDE THE CONTENT

ADVERTISERS PRICE THE CONTENT



REVENUE PER CLICK
US $0.60

"STEP 1"

ADVERTISERS PROVIDE AND PRICE THE CONTENT THEY WANT SHARED

RAD USERS SHARE & PROMOTE



9 Tricks to Help You Start Working Out and Actually Stick to It
POST ON FACEBOOK
LatinX Artists Are Dominating the 2019 VMAs
POST ON FACEBOOK
POST ON FACEBOOK
Trump names Maguire acting director of national intelligence; Deputy Gordon resigns

“STEP 2”

USERS SHARE TO THEIR SOCIAL FEED

CONTENT IS SELECTED BY RAD’S **USERS**



Robert Palmer Watkins
@RobertPalmerWatkins
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REVENUE & CLIENTS

20% MOM GROWTH



Q2, 2020
$120,011
Q1, 2020
$31,528
Q4, 2019
$10,807

CitizenNet
REPUGEN
RagingBull
NCM NATIONAL CINEMEDIA
Ranker
sensate
AMPLIFY
HAPPY AGAIN
Lil' buddies
SPIN
PREPDECK
DELFINA SKIN BY DR. CHILINGARYAN
NIKOLA MOTOR COMPANY
noovie
CONDÉ NAST
EXPERT DOJO

TRACTION

- **$150K -** MRR BY Q4, 2020
- **35%** - GROSS MARGINS
- **50%** - REV SHARE W/ USERS
- **100%** - SMB RENEWAL RATE
- **300%** - CLIENT GROWTH
- **$40k** - BURN RATE



CLIENTS USING RAD
7
11
12
13
16
20
JAN'20
FEB'20
APR'20
MAY'20
JUNE'20
JULY'20

CLIENT PROFILE

WHO LOVES RAD?

PUBLISHERS USE RAD NOW AND STICK AROUND

MEET JACK

Meet Jason, he owns a small digital commerce brand on Shopify. His eCommerce revenue is $107k per year. Jason can't afford to make any mistakes on how he spends his limited marketing budget.



SMB ADVERTISERS

REPUGEN | DELFINA SKIN BY DR. CHILINGARYAN | PREPDECK | Lil' buddies MASKS | HAPPY AGAIN | sensate

THE PRAGMATIST IS READY TO GET RAD

MEET SARA

Sara is a Sr. Media Director at a mid sized company. Her job is to test new marketing products once others have validated. Her brand has great digital content for distribution. Larger budgets & longer sales cycles.



PRAGMATIST ADVERTISERS

RagingBull | CONDÉ NAST | SPIN | NIKOLA MOTOR COMPANY | noovie

TOTAL ADDRESSABLE MARKET



ANY DIGITAL BRAND

ANY BRAND ON THE INTERNET CAN BE A CLIENT OF RAD'S



CLIENT TYPES

PUBLISHERS, CONTENT RICH BRANDS & SMBs


120
$15,000
$15,000

REVENUE TYPE

ALWAYS ON, RECURRING

HOW COVID-19 IS AFFECTING RAD INFLUENCER

1. Q2 Growth **+300%**
2. Grew from **4 to 16 clients** in 2020'
3. **2 clients** paused because of Covid-19
4. **2 clients** cancelled because of Covid-19
5. **6 campaigns** adjusted start date
6. **5 campaigns** paused indefinitely
7. **6 new campaigns** were sold Apr/May

Paused

hobu
UNDONE BEAUTY
allure BEAUTY BOX
RealtyHive
CASHMERE

Cancelled

CGEAR SAND-FREE LIFE
VENTOLATION

RAD TEAM | MORE UNIFIED AND EVEN STRONGER



1
2
3
4
5
RAD
6
7
8
9

1) **Brian M. -** *"Just a RAD Leprechaun trying to buy low & sell high!"*

2) **Jeremy B.** - *"It's going to take more than a world apocalypse to stop RAD!"*

3) **Leah K. -** *"My pythons are to massive for this frame!"*

4) **Tom & Krista** - *"Can we please get back to our afternoon wine tasting?"*

5) **Marco H.** - *"Unlock your superpowers!"*

6) **Peter W.**- *"Did someone say dance party?"*

7) **Dusan P.** - *"Serbia strong baby!"*

8) **Natacha G.** - *"Welcome to the gun show!"*

9) **George M.** - *"I'd like to get back to my 3000 piece puzzle.."*

RAD INTELLIGENCE

MANAGEMENT TEAM



Jeremy Barnett
FOUNDER & CEO



George Michalopoulos
PRODUCT



Marco Hansell
CHIEF $$ OFFICER



Yoda
HEAD JEDI OFFICER



Aaron Kuntz
CO-FOUNDER & CFO



Natacha Gaymer
TECHNOLOGY & OPS



Krista Waddell
BOARD MEMBER

KEY TEAM MEMBERS

LEAH KIM | AD OPERATIONS
DUSAN POPOVIC | CREATIVE DIR.
PETER WANG | DIR. OF COMMUNITY
PATRICK G. | TECHNOLOGY
EDMUND B. | TECHNOLOGY

USE OF PROCEEDS

RAISE | $1,070,000


31%

SMB

MEDIA BUYING TOOLS & AUTOMATION


16%

shopify

SHOPIFY MARKETPLACE INTEGRATIONS


28%

API INTEGRATIONS ACROSS PINTEREST & INSTAGRAM


33%

CONTENT REGENERATION INTO USER VOICES

APPENDIX

CHALLENGES WITH MANAGING INFLUENCER CAMPAIGNS


Other
10%
Finding influencers to participate
36%
Processing payment to Influencers
15%
15%
Bandwidth/Time
24%
Managing the contracts or deadlines of the campaign

Source: https://influencermarketinghub.com/influencer-marketing-2019-benchmark-report/

RAD

Microsoft for Startups